

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2019

Long Yi
Chief Executive Officer
Urban Tea, Inc.
Floor 25, No. 36, Middle Wanjiali Road
Xiyingmen Commercial Plaza
Yuhua District, Changsha
People's Republic of China, 410014

> **Re: Urban Tea, Inc.**
> **Registration Statement on Form F-3**
> **Filed August 27, 2019**
> **File No. 333-233479**

Dear Mr. Yi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction